UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   2)*

Entercom Communications Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

293639100

(CUSIP Number)

Joseph M. Field

c/o Entercom Communications Corp.

401 City Avenue, Suite 809

Bala Cynwyd, PA 19004

(610) 660-5610

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293639100

1.	Names of Reporting Persons Joseph M. Field

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,425,387

	8.	Shared Voting Power 1,525,636

	9.	Sole Dispositive Power 7,425,387

	10.	Shared Dispositive Power 1,525,636

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,951,023

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.46%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 293639100

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

From November 12, 2008 through December 4, 2008, Joseph M. Field acquired 214,815 shares in open market transactions using his personal funds.  (See Item 5(c) for disclosure regarding shares recently purchased in the open market).

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

(a) Amount Beneficially Owned:	8,951,023

Joseph M. Field beneficially owns 8,951,023 shares which includes: (i) 1,007,972 shares of Class A common stock for which Joseph M. Field is the record holder; (ii) 6,228,282 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock for which Joseph M. Field is the record holder; (iii) 330,000 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock beneficially owned by the spouse of Joseph M. Field; (iv) 155,555 shares of Class A common stock which may be acquired through the exercise of options; (v) 33,578 shares of Class A common stock held of record by Joseph M. Field as trustee of a trust; (vi) 318,462 shares of Class A common stock held of record by the spouse of Joseph M. Field as co-trustee of various trusts; (vii) 777,174 shares of Class A common stock beneficially owned by Joseph M. Field as a director and officer of the Joseph and Marie Field Foundation; and (viii) 100,000 shares of Class A common stock beneficially owned by the spouse of Joseph M. Field as the sole member of a limited liability company.

As previously reported, Joseph M. Field and David J. Field may be deemed to have formed a “group” for pursuant to Section 13(d) of the Exchange Act.  For Section 13(d) purposes, this “group” is deemed to beneficially own an aggregate of 11,991,272 shares which represents a beneficial ownership interest in the Issuer of 32.06%.

(b)           Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	8,951,023
(ii)	shared power to vote or to direct the vote:	1,525,636
(iii)	sole power to dispose or to direct the disposition of:	8,951,023
(iv)	shared power to dispose or to direct the disposition of:	1,525,636

(c)           Since filing a Schedule 13D/A (2nd Amendment) on November 12, 2008, Joseph M. Field has acquired an aggregate of 214,851 shares of the Issuer’s Class A Common Stock through broker Merrill Lynch, Pierce, Fenner & Smith Incorporated as follows:

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
11/12/2008	7,750	$0.7000

CUSIP No. 293639100

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
11/12/2008	1,500	$0.6900
11/12/2008	1,700	$0.6800
11/13/2008	5,287	$0.8000
11/13/2008	141	$0.7800
11/13/2008	2,822	$0.7700
11/13/2008	1,200	$0.7600
11/13/2008	475	$0.7500
11/14/2008	5,021	$0.8000
11/14/2008	2,354	$0.7900
11/14/2008	4,000	$0.7700
11/14/2008	850	$0.7600
11/14/2008	601	$0.7500
11/17/2008	2,500	$0.8000
11/17/2008	575	$0.7800
11/17/2008	10,925	$0.7700
11/17/2008	300	$0.7600
11/17/2008	100	$0.7500
11/18/2008	1,950	$0.7700
11/18/2008	13,200	$0.7600
11/18/2008	2,200	$0.7500
11/18/2008	1,050	$0.7400
11/19/2008	9,250	$0.8000
11/19/2008	1,750	$0.7900
11/19/2008	9,575	$0.7800
11/19/2008	2,500	$0.7700
11/19/2008	2,500	$0.7600
11/19/2008	2,750	$0.7500
11/19/2008	2,500	$0.7400
11/19/2008	2,500	$0.7200
11/20/2008	5,500	$0.8000
11/20/2008	2,650	$0.7900
11/20/2008	2,225	$0.7800
11/20/2008	25	$0.7600
11/21/2008	14,425	$0.7900
11/21/2008	4,650	$0.7800
11/21/2008	2,000	$0.7700
11/24/2008	2,500	$0.8000
11/24/2008	5,225	$0.7900
11/24/2008	5,100	$0.7800
11/24/2008	4,925	$0.7700
11/24/2008	4,075	$0.7600
11/24/2008	2,000	$0.7500

CUSIP No. 293639100

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
11/25/2008	775	$0.8300
11/25/2008	2,500	$0.8200
11/25/2008	1,300	$0.8100
11/25/2008	2,050	$0.8000
11/25/2008	25	$0.7900
11/26/2008	600	$0.9500
11/26/2008	1,175	$0.8400
11/26/2008	125	$0.8300
11/28/2008	6,900	$1.0500
11/28/2008	325	$1.0000
12/1/2008	425	$1.0100
12/1/2008	7,500	$1.0000
12/1/2008	4,825	$0.9900
12/2/2008	14	$1.0500
12/2/2008	1,511	$1.0200
12/2/2008	4,500	$1.0000
12/2/2008	5,700	$0.9900
12/3/2008	9,325	$1.0500
12/3/2008	2,525	$1.0400
12/3/2008	4,075	$1.0300
12/4/2008	1,675	$1.1500
12/4/2008	1,875	$1.1400

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to be Filed as Exhibits

CUSIP No. 293639100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 5, 2008
Date
/s/ Joseph M. Field
Signature
Joseph M. Field
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).